
03019320

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	**0001017447**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 31, 2003, Series 2003-4	**333-103591**

Name of Person Filing the Document
(If Other than the Registrant)


SEC MAIL PROCESSING
RECEIVED
APR 0 2 2003
WASH, D.C.
155
SECTION

[TPW: NYLEGAL:128734.2] 17572-00158 04/01/2003 4:43 PM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMH ASSETS CORP.



By: ______________________
Name: Richard Johnson
Title: Chief Financial Officer

Dated: April 1, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.



ABS New Transaction

Computational Materials (Revised)

Impac CMB Trust Series 2003-4

COLLATERALIZED ASSET-BACKED BONDS, SERIES 2003-4

$577,627,949

(Approximate)

IMH Assets Corp.

Depositor

Impac Mortgage Holdings, Inc.

Seller

Impac Funding Corporation

Master Servicer



The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.



Preliminary Structural Term Sheet — ***Date Revised: March 26, 2003***

$577,627,949 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2003-4

Class [1]	Approximate Initial Bond Balance [2]	Tranche Type	WAL (Yrs.) Call/Mat [3][4]	Modified Duration (Yrs.) Call/Mat [3][4]	Payment Window (Mos.) Call/Mat [3][4]	Expected Rating (Moody's / S&P) [5]	Last Scheduled Payment Date
1-A-1 [6]	253,125,000	Floating Rate Senior	2.11 / 2.67	2.07 / 2.58	1-48 / 1-359	Aaa/AAA	February 2033
1-B-1 [6]	14,850,000	Floating Rate Subordinate	2.11 / 2.67	1.94 / 2.36	1-48 / 1-359	Baa2/BBB	February 2033
2-A-1 [7]	11,152,949	Floating Rate Multi-Family Senior	3.27 / 4.49	3.19 / 4.28	1-48/ 1-357	Aaa/AAA	December 2032
3-A-1 [8]	259,500,000	Fixed Rate Senior	4.26 / 4.92	3.66 / 4.06	1-96 / 1-326	Aaa/AAA	May 2030
3-A-IO	37,500,695 [9]	NAS IO	N/A	N/A	N/A	Aaa/AAA	September 2005
3-M-1 [8]	18,750,000	Fixed Rate Mezzanine	4.26 / 4.92	3.60 / 3.98	1-96 / 1-326	Aa2/AA	May 2030
3-M-2 [8]	15,000,000	Fixed Rate Mezzanine	4.26 / 4.92	3.54 / 3.90	1-96 / 1-326	A2/A	May 2030
3-B-1 [8]	5,250,000	Fixed Rate Subordinate	4.26 / 4.92	3.45 / 3.78	1-96 / 1-326	Baa2/BBB	May 2030
Total:	**$577,627,949**						

(1) The (i) Class 1-A-1 Bonds and Class 1-B-1 Bonds (the **"Group 1 Bonds"**), (ii) Class 2-A-1 Bonds (the **"Group 2 Bonds"**) and (iii) Class 3-A-1, Class 3-A-IO, Class 3-M-1, Class 3-M-2 and Class 3-B-1 Bonds (the **"Group 3 Bonds"**) are primarily backed by the cash flows from the Group 1, Group 2 and Group 3 Mortgage Loans, respectively. Under limited circumstances, as described under "Group 1 Priority of Payments," "Group 2 Priority of Payments," and "Group 3 Priority of Payments" below, Cash Flows from one Loan Group may be used to cover Realized Losses in the other Loan Group.

(2) The bond balances are subject to a +/-5% variance.

(3) The Bonds are priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the margin for the Class 1-A-1 Bonds and Class 2-A-1 Bonds will increase 2.0x, (ii) the margin for the Class 1-B-1 Bonds will increase 1.5x and (iii) the coupon on the Group 3 Bonds (other than the Class 3-A-IO Bonds) will increase by 0.75%. In addition, if the optional clean-up call on the Group 3 Bonds does not occur on the earliest possible date, all Group 3 Excess Cashflow (as defined below) will be applied, pro rata, as principal to the still outstanding Group 3 Bonds immediately after payment of interest on and principal of the Group 3 Bonds.

(4) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.

(5) Rating agency contacts: Standard & Poor's, David Glehan, (212) 438-7324; Moody's, George Arau, (212) 553-1426.

(6) The Group 1 Bonds are subject to a cap equal to the lesser of (i) 11.75% and (ii) the Group 1 Available Funds Rate (as described below).

(7) The Group 2 Bonds are subject to a cap equal to the lesser of (i) 10.60% and (ii) the Group 2 Available Funds Rate (as described below).

(8) The Group 3 Bonds will have a fixed coupon and be subject to a cap equal to the Group 3 Available Funds Rate (as described below).
(9) Initial Notional balance.

Trust:	Impac CMB Trust Series 2003-4.
Seller:	Impac Mortgage Holdings, Inc. or an affiliate thereof.
Depositor:	IMH Assets Corp.
Master Servicer:	Impac Funding Corporation.
Sub-Servicers:	Commencing on or about June 1, 2003, Countrywide Home Loans Servicing LP, or an affiliate thereof, will act as sub-servicer with respect to substantially all of the Group 1 Mortgage Loans deposited into the Trust on the Closing Date. Midland Loan Services, Inc. will sub-service the Group 2 Mortgage Loans. Commencing on or about June 1, 2003, GMAC Mortgage Corporation will act as sub-servicer with respect to substantially all of the Group 3 Mortgage Loans deposited into the Trust on the Closing Date.
Underwriters:	Countrywide Securities Corporation (Lead Manager) and UBS Warburg LLC (Co-Manager).
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Bond Insurer:	Ambac Assurance Corporation ("Ambac").
Bonds:	The "Bonds" will consist of the Class 1-A-1 Bonds and Class 1-B-1 Bonds (the "Group 1 Bonds"), the Class 2-A-1 Bonds (the "Group 2 Bonds") and the Class 3-A-1, Class 3-A-IO, Class 3-M-1, Class 3-M-2 and Class 3-B-1 Bonds (the "Group 3 Bonds").
Certificates:	The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered hereby.
Registration:	The Bonds will be available in book-entry form through DTC.
ERISA Eligibility:	The Bonds are expected to be ERISA eligible, subject to certain conditions.
SMMEA Eligibility:	The Class 1-A-1, Class 2-A-1, Class 3-A-1, Class 3-A-IO and Class 3-M-1 Bonds will constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	March 1, 2003.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of March 1, 2003, or the origination date of such Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.
Expected Pricing Date:	March [26], 2003.
Expected Closing Date:	March [31], 2003.

Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in April 2003.
Accrued Interest:	The price to be paid by investors for the Group 1 Bonds and Group 2 Bonds will not include accrued interest through the Closing Date (i.e., settling flat). The price to be paid for the Group 3 Bonds will include interest up to, but not including, the Closing Date.
Interest Accrual Period:	With respect to the Group 1 Bonds and Group 2 Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis). With respect to the Group 3 Bonds and any payment date, the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
Due Date:	With respect to substantially all of the Mortgage Loans, the first day of each calendar month, otherwise, the date specified in the related note.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a two clean-up calls with respect to the Bonds. The first clean-up call will be related to the Group 1 Bonds and the Group 2 Bonds only and may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Group 1 and Group 2 Mortgage Loans combined is less than or equal to 25% of the Cut-off Date Balance of Loan Group 1 and Loan Group 2 combined, and (ii) the Payment Date occurring in April 2013. The second clean-up call will related to the Group 3 Bonds and the only and may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Group 3 Mortgage Loans is less than or equal to 20% of the Cut-off Date Balance, and (ii) the Payment Date occurring in April 2013.
Pricing Prepayment Speed:	The Bonds will be priced based on (i) with respect to the Group 1 Mortgage Loans, 30% CPR, (ii) with respect to the Group 2 Mortgage Loans, a prepayment vector which assumes no prepayments in the first 12 months, 10% CPR in the second 12 month period, 15% CPR in the third 12 month period, 25% CPR in the fourth 12 month period and 30% CPR thereafter and (iii) with respect to the Group 3 Mortgage Loans, a prepayment vector which assumes 4% CPR in the first month and increases in equal amounts (approximately 0.824 CPR) in each of the succeeding 17 months until month 18 where it remains 18% CPR thereafter.
Mortgage Loans:	The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $525,050,383, of which: (a) approximately $212,229,875 consist of a pool of adjustable rate one- to four-family residential mortgage loans secured by first liens on the related mortgaged properties (the "Group 1 Mortgage Loans"), (b) approximately $12,819,482 consist of a pool of adjustable rate multi-family mortgage loans secured by first liens on the related mortgaged properties (the "Group 2 Mortgage Loans") and (c) approximately $300,001,026 consist of a pool of fixed rate one-to four-family residential mortgage loans secured by first liens on the related mortgaged properties (the "Group 3 Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials.
	The collateral tables included in these Computational Materials represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date and do not include additional Mortgage Loans expected to be

included in the Trust on the Closing Date. In addition, certain Mortgage Loans contained in the Sample Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Bond Interest Rate: The Bond Interest Rate on each Class of the Group 1 Bonds for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the Group 1 Available Funds Rate, and (c) a fixed cap of 11.75%. The Bond Interest Rate on the Group 2 Bonds for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the Group 2 Available Funds Rate, and (c) a fixed cap of 10.60%. The Bond Interest Rate on each Class of the Group 3 Bonds (other than the Class 3-A-IO Bonds) will be equal to the lesser of (a) the fixed rate for each Class, subject to a step-up in coupon to the extent provided below and (b) the Group 3 Available Funds Rate.

The Class 3-A-IO Bonds will accrue interest based on the rates set forth below (the "Class 3-A-IO Certificate Rate"):

Month	Notional Balance	Rate
1-12	$37,500,695	6.00%
13-18	$33,000,113	6.00%
19-24	$24,000,082	6.00%
25-30	$18,000,062	6.00%
31+	$0	0.00%

Premium Rate: Approximately 12.30% and 4.25% of the Group 1 and Group 3 Mortgage Loans, respectively, by Sample Pool Calculation Date Balance are covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each such insured Group 1 Mortgage Loan or Group 3 Mortgage Loan for that period expressed as a weighted average rate for the applicable Mortgage Loans. As of the Sample Pool Calculation Date, the Premium Rate of the Group 1 Mortgage Loans and Group 3 Mortgage Loans is approximately 0.118% and 0.036%, respectively. None of the Group 2 Mortgage Loans are covered by lender-paid mortgage insurance policies.

Group 1 Net Mortgage Rate: The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) the weighted average sub-servicing fee rate of the Group 1 Mortgage Loans (which is expected to be approximately [0.375]% as of the Closing Date), (b) a master servicing fee rate of 0.030%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0067]%, (d) the Premium Rate, (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Mortgage Loans, and (f) a surety carveout of 0.50% commencing after the first nine (9) months (in the case of (a), (b), (c) and (d), weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period).

Group 2 Net Mortgage Rate: The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) the weighted average sub-servicing fee rate of the Group 2 Mortgage Loans (which is expected to be approximately [0.250]% as of the Closing Date), (b) a master servicing fee rate of 0.030%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0067]%, (d) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Mortgage Loans, and (e) a surety carveout of 0.50% commencing after the first nine (9) months (in the case of (a), (b) and (c), weighted on the basis of the principal balances of the related Group 2 Mortgage Loans as of the prior due period).

Group 3 Net Mortgage Rate: The "Group 3 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 3 Mortgage Loans minus the sum of (a) the weighted average sub-servicing fee rate of the Group 3 Mortgage Loans (which is expected to be approximately [0.250]% as of the Closing Date), (b) a master servicing fee rate of 0.030%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0067]%, and (d) the Premium Rate, weighted on the basis of the principal balances of the related Group 3 Mortgage Loans as of the prior due period).

Group 1 Available Funds Rate: For any Payment Date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Group 1 Net Mortgage Rate, multiplied by a fraction equal to (x) the aggregate stated principal balance of the Group 1 Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 1 Bonds immediately prior to such Payment Date, over (ii) the Group 1 Bond Insurance Policy premium rate, multiplied by a fraction equal to (x) the bond principal balance of the Class 1-A-1 Bonds divided by (y) the aggregate principal balance of the Group 1 Bonds prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group 2 Available Funds Rate: For any Payment Date, the "Group 2 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Group 2 Net Mortgage Rate, multiplied by a fraction equal to (x) the aggregate stated principal balance of the Group 2 Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate bond principal balance of the Group 2 Bonds immediately prior to such Payment Date, over (ii) the Group 2 Bond Insurance Policy premium rate, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group 3 Available Funds Rate: For any Payment Date, the "Group 3 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Group 3 Net Mortgage Rate over (ii) the Class 3-A-IO Certificate Rate multiplied by a fraction equal to (x) the applicable Class 3-A-IO Notional Balance divided by (y) the aggregate stated principal balance of the Group 3 Mortgage Loans as of the prior Due Period, multiplied by (b) a fraction equal to (x) the aggregate stated principal balance of the Group 3 Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate bond principal balance of the Group 3 Bonds immediately prior to such Payment Date,.

Basis Risk Shortfall Carryforward: On any Payment Date on which the amount of interest received by any Class of Bonds (other than the Class 3-A-IO Bonds) is determined in accordance with clause (b) of the related definition of Note Rate, the excess of: (i) the amount of interest that would have accrued on the Bonds had the rate not been so limited, over (ii) the amount of interest accrued on the Bonds during such period at the Available Funds Rate will be carried forward paid on subsequent Payment Dates to the extent of Excess Cash Flow related to each Group, as described under "Priority of Payments" below (and, in the case of the Group 1 Bonds and Group 2 Bonds, to the extent previously unreimbursed by the related Derivative Contracts, as defined below), together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow related to each Group, as described under "Priority of Payments" below (or from the Derivative Contracts, in the case of the Group 1 Bonds and Group 2 Bonds). Excess Cash Flow relating to one Group will not be available to cover Basis Risk Shortfall Amounts related to any other Group. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts:

The Trust will include interest rate derivative contracts with an aggregate notional balance of approximately $174,831,800 and $12,465,100, respectively (the "Group 1 Derivative Contracts" and the "Group 2 Derivative Contracts," collectively, the "Derivative Contracts"). Payments received on the Group 1 Derivative Contracts (net of any liabilities relating thereto) will be available to pay Group 1 Bonds, first to the Class 1-A-1 Bonds, then to the Class 1-B-1 Bonds, any Basis Risk Amounts relating to the Group 1 Bonds. Payments received on the Group 2 Derivative Contracts (net of any liabilities relating thereto) will be available to pay Group 2 Bonds any Basis Risk Amounts relating to the Group 2 Bonds. None of the Derivative Contracts will have a remaining term in excess of 60 months.

The Group 1 Derivative Contracts will include seventeen "balance-guaranteed" swap contracts with an initial declining notional balance of approximately $174,831,800. The Group 2 Derivative Contracts will include two "balance guaranteed" swap contracts with an initial declining notion balance of approximately $12,465,100. As used herein, "balance-guaranteed" shall refer to Derivative Contracts written by a triple-A counterparty which will guarantee that, in any given period, the aggregate notional balance of the Group 1 Swap Contracts and the Group 2 Swap Contracts will not exceed the aggregate balance of the Group 1 Bonds and Group 2 Bonds, respectively.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Class	**S&P/Moody's**	**Subordination (after initial target is reached)***
Class 1-A-1	AAA/Aaa	6.25% (Ambac Guaranteed)
Class 1-B-1	BBB/Baa2	0.75%
Class 2-A-1	AAA/Aaa	13.00% (Ambac Guaranteed)
Class 3-A-1	AAA/Aaa	13.50%
Class 3-M-1	AA/Aa2	7.25%
Class 3-M-2	A/A2	2.25%
Class 3-B-1	BBB/Baa2	0.50%

* Subordination for each Class of Bonds is based on the related Loan Group

1. Overcollateralization

   A. Group 1 Overcollateralization. Prior to the Group 1 Stepdown Date (as defined below), the required Group 1 Overcollateralization Target will be equal to 0.75% of the aggregate Cut-off Date Balance of the Group 1 Mortgage Loans (such balance the "Group 1 Cut-off Date Balance").

a. *Stepdown of Group 1 Overcollateralization*: On or after the Group 1 Stepdown Date and for so long as a Group 1 Trigger Event (the parameters of the "Group 1 Trigger Event" will be set by the rating agencies) shall not have occurred, the required Group 1 Overcollateralization will equal the greatest of (i) an amount equal to 1.50% of the then current aggregate unpaid principal balance of the Group 1 Mortgage Loans, (ii) an overcollateralization floor equal to 0.50% of the Group 1 Cut-off Date Balance and (iii) two times the excess of (1) 50% of the aggregate principal balance of the Group 1 Mortgage Loans 90 or more days delinquent (including Group 1 Mortgage Loans in bankruptcy or foreclosure and REO loans) as of the end of the related Due Period over (2) four times the Group 1 Excess Cash Flow for such Payment Date. The "Group 1 Stepdown Date" is the later of (a) the Payment Date occurring in April 2006, and (b) the first Payment Date on which the aggregate principal balance of the Group 1 Mortgage Loans is less than or equal to 50% of the Group 1 Cut-off Date Balance.

b. *Group 1 Trigger Event:* Upon the occurrence of a Group 1 Trigger Event on or after the Group 1 Stepdown Date, and for so long as such Group 1 Trigger Event is in effect, the Group 1 Overcollateralization Target will equal 0.75% of the Group 1 Cut-off Date Balance.

B. Group 2 Overcollateralization. Prior to the Group 2 Stepdown Date (as defined below), the Group 2 Overcollateralization Target will be equal to 13.00% of the aggregate Cut-off Date Balance of the Group 2 Mortgage Loans (the "Group 2 Cut-off Date Balance").

a. *Stepdown of Group 2 Overcollateralization*: On or after the Group 2 Stepdown Date and for so long as a Group 2 Trigger Event (the parameters of the "Group 2 Trigger Event" will be set by the rating agencies) shall not have occurred, the required Group 2 Overcollateralization will equal the greatest of (i) an amount equal to 26.00% of the then current aggregate unpaid principal balance of the Group 2 Mortgage Loans, (ii) an overcollateralization floor equal to 0.50% of the Group 2 Cut-off Date Balance and (iii) two times the excess of (1) 50% of the aggregate principal balance of the Group 2 Mortgage Loans 90 or more days delinquent (including Group 2 Mortgage Loans in bankruptcy or foreclosure and REO loans) as of the end of the related Due Period over (2) four times the Group 2 Excess Cash Flow for such Payment Date. As used herein, "Group 2 Stepdown Date" shall mean the later of (a) the Payment Date occurring in April 2006, and (b) the first Payment Date on which the aggregate principal balance of the Group 2 Mortgage Loans is less than or equal to 50% of the Group 2 Cut-off Date Balance.

b. *Group 2 Trigger Event:* Upon the occurrence of a Group 2 Trigger Event on or after the Group 2 Stepdown Date, and for so long as such Group 2 Trigger Event is in effect, the Group 2 Overcollateralization Target will equal 13.00% of the Group 2 Cut-off Date Balance.

C. Group 3 Overcollateralization. Prior to the Group 3 Stepdown Date (as defined below), the Group 3 Overcollateralization Target will be equal to 0.50% of the aggregate Cut-off Date Balance of the Group 3 Mortgage Loans (the "Group 3 Cut-off Date Balance").

a. *Stepdown of Group 3 Overcollateralization*: On or after the Group 3 Stepdown Date and for so long as a Group 3 Trigger Event (the parameters of the "Group 3 Trigger Event" will be set by the rating agencies) shall not have occurred, the required Group 3 Overcollateralization will equal the greatest of (i) an amount equal to 1.00% of the then current aggregate unpaid principal balance of the Group 3 Mortgage Loans and (ii) an overcollateralization floor equal to 0.50% of the Group 3 Cut-off Date Balance. As used herein, "Group 3 Stepdown Date" shall mean the later of (a) the Payment Date occurring in April 2006, and (b) the first Payment Date on which the aggregate principal balance of the Group 3 Mortgage Loans is less than or equal to 50% of the Group 3 Cut-off Date Balance.

b. *Group 3 Trigger Event:* Upon the occurrence of a Group 3 Trigger Event on or after the Group 3 Stepdown Date, and for so long as such Group 3 Trigger Event is in effect, the Group 3 Overcollateralization Target will equal 0.50% of the Group 3 Cut-off Date Balance.

2. Excess Cash Flow. "Group 1 Excess Cash Flow," "Group 2 Excess Cash Flow" and "Group 3 Excess Cashflow" for any Payment Date and group of Bonds will be equal to the available funds remaining after priorities (a) 1, 2, 3 and 4, (b) 1, 2 and 3 and (c) 1 and 2 under "Group 1 Priority of Payments," "Group 2 Priority of Payments" and "Group 3 Priority of Payments," respectively.

3. Subordination. The Class 1-B-1 Bonds will provide subordination to the Class 1-A-1 Bonds only. The Class 3-B-1 Bonds will be subordinate to, and provide credit support for, the Class 3-A-1 Bonds, Class 3-M-1 Bonds and Class 3-M-2 Bonds. The Class 3-M-2 Bonds will be subordinate to, and provide credit support for, the Class 3-A-1 Bonds and Class 3-M-1 Bonds only. The Class 3-M-1 Bonds will be subordinate to, and provide credit support for, the Class 3-A-1 Bonds only. Any subordination afforded to a Bond will be to the extent described under "Realized Losses" below.

4. Bond Insurance Policy. Ambac Assurance Corporation will guarantee the ultimate payment of principal and current interest on the Class 1-A-1 Bonds and Class 2-A-1 Bonds only, except shortfalls and losses resulting from prepayment interest shortfalls, Soldiers' and Sailors' Civil Relief Act of 1940 shortfalls and Basis Risk Amounts. Ambac's claims paying ability is rated AAA and Aaa by S&P and Moody's, respectively.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses on the Mortgage Loans in a Loan Group will, in effect, be absorbed (i) first, by Excess Cash Flow relating to such Loan Group, (ii) second, by Excess Cash Flow relating to the non-related Loan Group and (iii) last, by the reduction of overcollateralization relating to such Loan Group.

Additional protection will be provided to the Class 1-A-1 Bonds and Class 3-A-1 Bonds only, by applying any losses allocable to the Class 1-A-1 Bonds or Class 3-A-1 Bonds, following the reduction of any Group 1 or Group 3 overcollateralization (as applicable) to zero, to the related Subordinate and/or Mezzanine Bonds. Any Realized Losses allocated to the Subordinate or Mezzanine Bonds will not bear interest and may only be reimbursed as provided below in "*Priority of Payments*."

Any Realized Losses otherwise attributable to the Class 1-A-1 Bonds and Class 2-A-1 Bonds and not covered as described above will result in a draw on the Bond Insurance Policy (subject to certain exceptions described above).

Group 1
Principal Distributions:

Principal collected on the Group 1 Mortgage Loans will be distributed on each Payment Date, pro-rata, between the Class 1-A-1 Bonds (such amount the "Class 1-A-1 Principal Distribution Amount") and the Class 1-B-1 Bonds (such amount the "Class 1-B-1 Principal Distribution Amount").

Group 1
Priority of Payments:

Available funds from the Group 1 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees, private mortgage insurance premium fees, and the Ambac premium) will be distributed as follows:

1. Group 1 interest funds, sequentially, to the Class 1-A-1 Bonds and Class 1-B-1 Bonds;
2. From Group 1 available funds, the Class 1-A-1 Principal Distribution Amount to the Class 1-A-1 Bonds;
3. From Group 1 available funds, to Ambac, as reimbursement for prior draws on the Bond Insurance Policy;
4. From Group 1 available funds, the Class 1-B-1 Principal Distribution Amount to the Class 1-B-1 Bonds;
5. Group 1 Excess Cash Flow, following the distributions described in Clause 4 above, as principal to the Group 1 Bonds to build or restore overcollateralization to the Group 1 Overcollateralization Target amount;
6. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 5 above, to cover Realized Losses, unreimbursed by Excess Cashflow related to the Group 2 Mortgage Loans and Group 3 Mortgage Loans. In the event that the Group 2 Bonds and Group 3 Bonds have unreimbursed Realized Losses, Group 1 Excess Cashflow will be allocated pro rata to cover losses related to the Group 2 Mortgage Loans and Group 3 Mortgage Loans, based upon the amount of unreimbursed Realized Losses sustained by each Group;
7. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 6 above, as principal to the Class 2-A-1 Bonds and Group 3 Bonds, pro rata, to restore the applicable Overcollateralization, to the extent reduced by Realized Losses on the related Mortgage Loans on previous Distribution Dates (such reductions, "Crossable Losses"), up to the related Overcollateralization Target (after application of Excess Cash Flow related to each Group). In the event that both groups of Bonds have Crossable Losses, Group 1 Excess Cashflow will be distributed pro rata to each of the Class 2-A-1 Bonds and Group 3 Bonds, based upon the related amount of Crossable Losses;
8. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 7 above, sequentially, to (i) the Class 1-A-1 Bonds and (ii) the Class 1-B-1 Bonds, to cover any Unpaid Interest Shortfall Amounts;
9. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 8 above to the Class 1-B-1 Bonds in respect of previously unreimbursed Realized Losses;
10. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 9 above, sequentially to (i) to the Class 1-A-1 Bonds and (ii) the Class 1-B-1 Bonds, to cover

any Group 1 Basis Risk Amounts which are not covered by payments received in respect of the Group 1 Derivative Contracts;

11. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 10 above, to the Group 2 and Group 3 Bonds in respect of previously unreimbursed Realized Losses. In the event that both the Group 2 Bonds and Group 3 Bonds have unreimbursed Realized Losses, Group 1 Excess Cashflow will be allocated pro rata to cover previously unreimbursed losses related to the Group 2 Mortgage Loans and Group 3 Mortgage Loans, based upon the amount of such previously unreimbursed Realized Losses sustained by each Group;
12. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 11 above, to the Certificates.

Group 2 Principal Distributions:

Principal collected on the Group 2 Mortgage Loans will be distributed on each Payment Date as principal of the Class 2-A-1 Bonds (such amount the "Class 2A-1 Principal Distribution Amount").

Group 2 Priority of Payments:

Available funds from the Group 2 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees, and the Ambac premium) will be distributed as follows:

1. Group 2 interest funds to the Class 2-A-1 Bonds;
2. From Group 2 available funds, the Class 2-A-1 Principal Distribution Amount to the Class 2-A-1 Bonds;
3. From Group 2 available funds, to Ambac, as reimbursement for prior draws on the Bond Insurance Policy;
4. Group 2 Excess Cash Flow, following the distributions described in Clause 3 above, as principal to the Group 2 Bonds to build or restore overcollateralization to the Group 2 Overcollateralization Target amount;
5. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 4 above, to cover Realized Losses, unreimbursed by Excess Cashflow related to the Group 1 Mortgage Loans and Group 3 Mortgage Loans. In the event that the Group 1 Bonds and Group 3 Bonds have unreimbursed Realized Losses, Group 2 Excess Cashflow will be allocated pro rata to cover losses related to the Group 1 Mortgage Loans and Group 3 Mortgage Loans, based upon the amount of unreimbursed Realized Losses sustained by each Group;
6. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 5 above, as principal to the Group 1 Bonds and Group 3 Bonds, pro rata, to restore the applicable Overcollateralization, to the extent it has been reduced by Realized Losses on the related Mortgage Loans on previous Distribution Dates, up to the related Overcollateralization Target (after application of Excess Cash Flow related to each Group). In the event that both groups of Bonds have Crossable Losses, Group 2 Excess Cashflow will be distributed pro rata to each of the Group 1 Bonds and Group 3 Bonds, based upon the related amount of Crossable Losses;
7. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 6 above, to the Class 2-A-1 Bonds, to cover any Unpaid Interest Shortfall Amounts;

8. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 7 above, to the Class 2-A-1 Bonds to cover any Group 2 Basis Risk Amounts which are not covered by payments received in respect of the Group 2 Derivative Contracts;
9. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 8 above, to the Group 1 and Group 3 Bonds in respect of previously unreimbursed Realized Losses. In the event that both the Group 1 Bonds and Group 3 Bonds have unreimbursed Realized Losses, Group 2 Excess Cashflow will be allocated pro rata to cover previously unreimbursed losses related to the Group 1 Mortgage Loans and Group 3 Mortgage Loans, based upon the amount of such previously unreimbursed Realized Losses sustained by each Group;
10. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 9 above, to the Certificates.

Group 3
Principal Distributions:

Principal collected on the Group 3 Mortgage Loans will be distributed on each Payment Date, pro-rata, between (i) the Class 3-A-1 Bonds (such amount the "Class 3-A-1 Principal Distribution Amount"), (ii) the Class 3-M-1 Bonds (such amount the "Class 3-M-1 Principal Distribution Amount") (iii) the Class 3-M-2 Bonds (such amount the "Class 3-M-2 Principal Distribution Amount") and (iv) the Class 3-B-1 Bonds (such amount the "Class 3-B-1 Principal Distribution Amount").

Group 3
Priority of Payments:

Available funds from the Group 3 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee and private mortgage insurance premium fees) will be distributed as follows:

1. Group 3 interest funds, sequentially, to (a) concurrently, to the Class 3-A-1 and Class 3-A-IO Bonds, then (b) sequentially, to the Class 3-M-1, Class 3-M-2 and Class 3-B-1 Bonds;
2. From Group 3 available funds, sequentially, the Class 3-A-1, Class 3-M-1, Class 3-M-2 and Class 3-B-1 Principal Distribution Amounts to the Class 3-A-1, Class 3-M-1, Class 3-M-2 and Class 3-B-1 Bonds, respectively;
3. Group 3 Excess Cash Flow, following the distributions described in clause 3 above, as principal to the Group 3 Bonds to build or restore overcollateralization to the Group 3 Overcollateralization Target amount;
4. Any remaining Group 3 Excess Cash Flow, following the distributions described in Clause 3 above, to cover unreimbursed Realized Losses related to the Group 1 Mortgage Loans and Group 2 Mortgage Loans. In the event that the Group 1 Bonds and Group 2 Bonds have unreimbursed Realized Losses, Group 3 Excess Cashflow will be allocated pro rata to cover losses related to the Group 1 Mortgage Loans and Group 2 Mortgage Loans, based upon the amount of unreimbursed Realized Losses sustained by each Group;
5. Any remaining Group 3 Excess Cash Flow, following the distributions described in Clause 4 above, as principal to the Group 1 Bonds and Class 2-A-1 Bonds, pro rata, to restore the applicable Overcollateralization, to the extent reduced by Realized Losses on the related Mortgage Loans, up to the related Overcollateralization Target (after application of Excess Cash Flow related to each Group). In the event that both groups of Bonds have Crossable Losses, Group 3 Excess Cashflow will be distributed pro rata

to each of the Group 1 Bonds and Class 2-A-1 Bonds, based upon the related amount of Crossable Losses;

6. Any remaining Group 3 Excess Cash Flow, following the distributions described in Clause 5 above, sequentially, to (i) the Class 3-A-1 Bonds, (ii) the Class 3-M-1 Bonds, (iii) the Class 3-M-2 Bonds and (iv) the Class 3-B-1 Bonds, to cover any Unpaid Interest Shortfall Amounts;
7. Any remaining Group 3 Excess Cash Flow, following the distributions described in Clause 6 above, sequentially, to (i) the Class 3-M-1 Bonds, (ii) the Class 3-M-2 Bonds and (iii) the Class 3-B-1 Bonds, to cover any previously unreimbursed Realized Losses;
8. Any remaining Group 3 Excess Cash Flow, following the distributions described in clause 7 above, sequentially to (i) the Class 3-A-1 Bonds, (ii) the Class 3-M-1 Bonds, (iii) the Class 3-M-2 Bonds and (iv) the Class 3-B-1 Bonds, to cover any Group 3 Basis Risk Amounts;
9. Any remaining Group 3 Excess Cash Flow, following the distributions described in clause 8 above, to the Group 1 and Group 2 Bonds in respect of previously unreimbursed Realized Losses. In the event that both the Group 1 Bonds and Group 2 Bonds have unreimbursed Realized Losses, Group 3 Excess Cashflow will be allocated pro rata to cover previously unreimbursed losses related to the Group 1 Mortgage Loans and Group 2 Mortgage Loans, based upon the amount of such previously unreimbursed Realized Losses sustained by each Group;
10. Any remaining Group 3 Excess Cash Flow, following the distributions described in clause 9 above, to the Certificates.

Notwithstanding the foregoing, if the optional clean-up call on the Group 3 Bonds does not occur on the earliest possible date, all Group 3 Excess Cashflow will be first applied, pro rata, as principal to the still outstanding Group 3 Bonds.

[DM Tables, Available Rate Schedules and Collateral Tables to follow]

Impac CMB Trust Series 2003-4, Class 1-A-1

Price-DM Sensitivity Report

Settlement:	3/31/03
Class Balance:	$[253,125,000]
Pass-Thru Margin (pre-step-up):	[0.35]%

To Call:

Percentage of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM at Par (bps)	35	35	35	35	35
WAL (yr)	9.40	2.70	2.11	1.30	1.00
MDUR (yr)	8.73	2.63	2.07	1.29	1.00
First Prin Pay	3-Apr	3-Apr	3-Apr	3-Apr	3-Apr
Last Prin Pay	13-Apr	8-Apr	7-Mar	5-Sep	5-Feb

To Maturity:

Percentage of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM at Par (bps)	51	42	42	42	42
WAL (yr)	18.78	3.41	2.67	1.63	1.26
MDUR (yr)	15.74	3.26	2.58	1.60	1.25
First Prin Pay	3-Apr	3-Apr	3-Apr	3-Apr	3-Apr
Last Prin Pay	Feb-33	20-Sep	17-Mar	11-Nov	9-Dec

Impac CMB Trust Series 2003-4, Class 1-B-1

Price-DM Sensitivity Report

Settlement:	3/31/03
Class Balance:	$[14,850,000]
Pass-Thru Margin (pre-step-up):	[3.00]%

To Call:

Percentage of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM at 98.51647 (bps)	319	360	375	419	452
WAL (yr)	9.40	2.70	2.11	1.30	1.00
MDUR (yr)	7.59	2.44	1.94	1.22	0.96
First Prin Pay	3-Apr	3-Apr	3-Apr	3-Apr	3-Apr
Last Prin Pay	13-Apr	8-Apr	7-Mar	5-Sep	5-Feb

To Maturity:

Percentage of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM at 98.51647 (bps)	366	375	388	424	452
WAL (yr)	18.78	3.41	2.67	1.63	1.26
MDUR (yr)	11.92	2.94	2.36	1.49	1.17
First Prin Pay	3-Apr	3-Apr	3-Apr	3-Apr	3-Apr
Last Prin Pay	Feb-33	20-Sep	17-Mar	11-Nov	9-Dec

Impac CMB Trust Series 2003-4, Class 2-A-1

Price-DM Sensitivity Report

Settlement:	3/31/03
Class Balance:	$[11,152,949]
Pass-Thru Margin (pre-step-up):	[0.45]%

To Call:

Percentage of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM at par (bps)	45	45	45	45	45
WAL (yr)	9.16	3.88	3.27	2.25	1.80
MDUR (yr)	8.47	3.76	3.19	2.22	1.78
First Prin Pay	3-Apr	3-Apr	3-Apr	3-Apr	3-Apr
Last Prin Pay	13-Apr	8-Apr	7-Mar	5-Sep	5-Feb

To Maturity:

Percentage of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM at par (bps)	64	55	56	61	64
WAL (yr)	17.95	5.14	4.49	3.55	3.21
MDUR (yr)	14.91	4.86	4.28	3.43	3.12
First Prin Pay	3-Apr	3-Apr	3-Apr	3-Apr	3-Apr
Last Prin Pay	Dec-32	22-Sep	19-May	14-Apr	12-Jun

Impac CMB Trust Series 2003-4, Class 3-A-1

Price-DM Sensitivity Report

Settlement:	3/31/03
Class Balance:	$[259,500,000]
Coupon (pre-step up):	[4.69]%

To Call:

Percentage of Pricing Prepayment Speed	0%	80%	100%	150%	180%
Yield at par (bps)	4.69	4.66	4.65	4.61	4.60
WAL (yr)	9.25	5.15	4.26	3.00	2.55
MDUR (yr)	7.28	4.30	3.66	2.68	2.32
First Prin Pay	3-Apr	3-Apr	3-Apr	3-Apr	3-Apr
Last Prin Pay	13-Apr	12-Dec	11-Mar	8-Sep	7-Oct

To Maturity:

Percentage of Pricing Prepayment Speed	0%	80%	100%	150%	180%
Yield at par (bps)	4.96	4.73	4.73	4.71	4.70
WAL (yr)	17.00	5.89	4.92	3.47	2.95
MDUR (yr)	10.89	4.72	4.06	3.01	2.61
First Prin Pay	3-Apr	3-Apr	3-Apr	3-Apr	3-Apr
Last Prin Pay	May-30	23-Aug	20-Nov	16-Mar	14-May



Impac CMB Trust Series 2003-4, Class 3-A-IO

Price-DM Sensitivity Report

Settlement:	3/31/03
Initial Class Notional Balance:	$[37,500,695]
Coupon:	[6.00]%

To Maturity:

Percentage of Pricing Prepayment Speed	0%	80%	100%	150%	180%
Yield at 10.93045 (bps)	4.50	4.50	4.50	4.50	4.50
MDUR (yr)	1.06	1.06	1.06	1.06	1.06

Impac CMB Trust Series 2003-4, Class 3-M-1

Price-DM Sensitivity Report

Settlement:	3/31/03
Class Balance:	$[18,750,000]
Coupon (pre-step-up):	[5.24]%

To Call:

Percentage of Pricing Prepayment Speed	0%	80%	100%	150%	180%
Yield at par (bps)	5.25	5.21	5.20	5.16	5.14
WAL (yr)	9.25	5.15	4.26	3.00	2.55
MDUR (yr)	7.08	4.21	3.60	2.65	2.29
First Prin Pay	3-Apr	3-Apr	3-Apr	3-Apr	3-Apr
Last Prin Pay	13-Apr	12-Dec	11-Mar	8-Sep	7-Oct

To Maturity:

Percentage of Pricing Prepayment Speed	0%	80%	100%	150%	180%
Yield at par (bps)	5.50	5.28	5.28	5.25	5.24
WAL (yr)	17.00	5.89	4.92	3.47	2.95
MDUR (yr)	10.40	4.61	3.98	2.97	2.57
First Prin Pay	3-Apr	3-Apr	3-Apr	3-Apr	3-Apr
Last Prin Pay	May-30	23-Aug	20-Nov	16-Mar	14-May



Impac CMB Trust Series 2003-4, Class 3-M-2

Price-DM Sensitivity Report

Settlement:	3/31/03
Class Balance:	$[15,000,000]
Coupon (pre-step-up):	[5.74]%

To Call:

Percentage of Pricing Prepayment Speed	0%	80%	100%	150%	180%
Yield at par (bps)	5.75	5.71	5.70	5.66	5.63
WAL (yr)	9.25	5.15	4.26	3.00	2.55
MDUR (yr)	6.91	4.14	3.54	2.62	2.27
First Prin Pay	3-Apr	3-Apr	3-Apr	3-Apr	3-Apr
Last Prin Pay	13-Apr	12-Dec	11-Mar	8-Sep	7-Oct

To Maturity:

Percentage of Pricing Prepayment Speed	0%	80%	100%	150%	180%
Yield at par (bps)	6.00	5.78	5.78	5.75	5.73
WAL (yr)	17.00	5.89	4.92	3.47	2.95
MDUR (yr)	9.99	4.51	3.90	2.92	2.54
First Prin Pay	3-Apr	3-Apr	3-Apr	3-Apr	3-Apr
Last Prin Pay	May-30	23-Aug	20-Nov	16-Mar	14-May

Impac CMB Trust Series 2003-4, Class 3-B-1

Price-DM Sensitivity Report

Settlement:	3/31/03
Class Balance:	$[5,250,000]
Coupon (pre-step-up):	[6.30]%

To Call:

Percentage of Pricing Prepayment Speed	0%	80%	100%	150%	180%
Yield at 98.49529 (bps)	6.54	6.65	6.69	6.80	6.86
WAL (yr)	9.25	5.15	4.26	3.00	2.55
MDUR (yr)	6.70	4.02	3.45	2.56	2.22
First Prin Pay	3-Apr	3-Apr	3-Apr	3-Apr	3-Apr
Last Prin Pay	13-Apr	12-Dec	11-Mar	8-Sep	7-Oct

To Maturity:

Percentage of Pricing Prepayment Speed	0%	80%	100%	150%	180%
Yield at 98.49529 (bps)	6.72	6.69	6.73	6.83	6.89
WAL (yr)	17.00	5.89	4.92	3.47	2.95
MDUR (yr)	9.48	4.35	3.78	2.84	2.48
First Prin Pay	3-Apr	3-Apr	3-Apr	3-Apr	3-Apr
Last Prin Pay	May-30	23-Aug	20-Nov	16-Mar	14-May

[Available Rate Schedules and Collateral Tables to follow]



Group 1 Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	5.01	5.01
2	4.82	18.25
3	4.78	19.04
4	4.77	18.94
5	4.73	19.76
6	4.23	20.64
7	4.28	20.56
8	4.31	21.46
9	4.38	21.37
10	4.44	22.31
11	4.52	22.74
12	4.76	22.56
13	4.86	24.12
14	4.98	23.97
15	5.10	24.99
16	5.23	24.80
17	5.38	25.83
18	5.93	26.74
19	6.05	26.48
20	6.21	27.50
21	6.31	27.16
22	6.47	28.15
23	6.53	27.26
24	6.50	20.41
25	5.97	12.80
26	5.98	12.70
27	5.97	12.86
28	5.95	12.72
29	5.95	12.89
30	6.36	13.82
31	6.40	13.75
32	6.46	13.98
33	6.49	13.91

Period	Available Rate (2)	Available Rate (3)
34	6.54	14.13
35	6.57	14.19
36	7.06	14.76
37	6.97	13.84
38	6.91	13.65
39	6.93	13.79
40	6.93	13.72
41	6.95	13.86
42	7.21	14.29
43	7.22	14.21
44	7.24	14.37
45	7.25	14.29
46	7.28	14.45
47	7.29	14.49
48	7.55	14.21

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR and 6-Month LIBOR forward curves and assumes that all are run at the Pricing Prepayment Speed to call, does not give effect to the surety carveout and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR and 6-Month LIBOR forward curves instantaneously increase by 2000 basis points in period 2 and thereafter, does not give effect to the surety carveout and includes all projected cash proceeds from the Derivative Contracts.



Group 2 Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	4.29	4.29
2	4.15	26.46
3	4.07	27.07
4	4.11	26.32
5	4.04	26.92
6	4.07	26.87
7	4.20	26.19
8	4.24	26.86
9	4.39	26.20
10	4.45	26.88
11	4.58	26.89
12	4.80	25.56
13	4.86	26.93
14	5.04	26.49
15	5.17	27.41
16	5.35	26.95
17	5.50	27.88
18	5.66	28.11
19	5.84	27.61
20	5.98	28.52
21	6.13	27.97
22	6.26	28.87
23	6.41	29.04
24	6.54	26.99
25	6.74	29.39
26	6.78	28.84
27	6.74	29.68
28	6.60	28.94
29	6.59	29.83
30	6.72	30.11
31	6.96	29.74
32	7.26	30.95
33	7.46	30.54

Period	Available Rate (2)	Available Rate (3)
34	7.69	31.71
35	7.85	32.02
36	7.76	22.42
37	7.87	24.05
38	7.91	23.90
39	8.01	24.79
40	8.06	24.65
41	8.18	25.60
42	8.41	26.04
43	8.50	25.93
44	8.66	26.98
45	8.75	26.87
46	8.92	27.98
47	9.05	28.50
48	9.19	27.12

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR and 6-Month LIBOR forward curves and assumes that all are run at the Pricing Prepayment Speed to call, does not give effect to the surety carveout and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR and 6-Month LIBOR forward curves instantaneously increase by 2000 basis points in period 2 and thereafter, does not give effect to the surety carveout and includes all projected cash proceeds from the Derivative Contracts.



COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 1 ($212,229,875 ARM Mortgage Loans)

Summary of Loans in Sample Calculation Pool
(As of Sample Pool Calculation Date)

			Range
Total Number of Loans		755	
Total Outstanding Balance		$212,229,875	
Average Loan Balance		$281,099	$34,858 to $996,015
WA Mortgage Rate		5.992%	2.875% to 10.375%
Net WAC		5.458%	2.460% to 9.460%
ARM Characteristics			
WA Gross Margin		3.152%	1.500% to 6.750%
WA Months to First Roll		19	1 to 60
WA First Periodic Cap		2.028%	1.000% to 3.000%
WA Subsequent Periodic Cap		1.011%	1.000% to 1.500%
WA Lifetime Cap		11.980%	8.875% to 17.375%
WA Lifetime Floor		3.565%	1.500% to 9.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	351 to 360
WA Age (months)		1	0 to 9
WA LTV		77.99%	23.26% to 100.00%
WA FICO		690	
WA DTI%		38.67%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		83.73%	
Prepay Moves Exempted	Soft	31.51%	
	Hard	52.22%	
	UNK	0.00%	
	No Prepay	16.27%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	69.61%	SFR	68.33%	REDUCED	39.18%	PUR	47.68%	OWNER	87.43%	0	16.27%
FL	5.36%	PUD	16.48%	FULL	20.56%	REFI/CO	35.02%	INV HM	9.78%	6	0.11%
VA	2.89%	CND	9.97%	NO RATIO	17.87%	REFI	17.30%	2ND HM	2.79%	12	27.82%
IL	2.63%	4 FAMILY	1.63%	NISA	12.40%					24	28.88%
CO	2.57%	2 FAMILY	1.56%	NINA	5.56%					36	12.55%
										60	14.38%



Group 1 ($212,229,875 ARM Mortgage Loans)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
30Y LIB6M	188	$50,950,688	24.01
30Y LIB6M-IO	184	$52,991,725	24.97
2/28 LIB6M	247	$60,104,827	28.32
2/28 LIB6M-IO	51	$15,848,375	7.47
3/27 LIB6M	19	$7,631,327	3.60
3/27 LIB6M-IO	4	$1,435,050	0.68
5/25 LIB6M	36	$13,977,733	6.59
5/25 LIB6M-IO	26	$9,290,150	4.38
	755	**$212,229,875**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 0.01 to $ 50,000	1	$34,858	0.02
$ 50,000.01 to $ 100,000	38	$3,194,967	1.51
$ 100,000.01 to $ 150,000	106	$13,597,671	6.41
$ 150,000.01 to $ 200,000	109	$18,754,848	8.84
$ 200,000.01 to $ 250,000	119	$26,874,439	12.66
$ 250,000.01 to $ 300,000	115	$31,504,904	14.84
$ 300,000.01 to $ 350,000	78	$25,458,634	12.00
$ 350,000.01 to $ 400,000	59	$22,141,855	10.43
$ 400,000.01 to $ 450,000	43	$18,173,999	8.56
$ 450,000.01 to $ 500,000	24	$11,618,029	5.47
$ 500,000.01 to $ 550,000	16	$8,446,967	3.98
$ 550,000.01 to $ 600,000	15	$8,764,754	4.13
$ 600,000.01 to $ 650,000	13	$8,280,794	3.90
$ 650,000.01 to $ 700,000	2	$1,330,000	0.63
$ 700,000.01 to $ 750,000	6	$4,387,849	2.07
$ 750,000.01 to $ 800,000	2	$1,581,574	0.75
$ 800,000.01 to $ 850,000	4	$3,322,612	1.57
$ 900,000.01 to $ 950,000	2	$1,846,065	0.87
$ 950,000.01 to $1,000,000	3	$2,915,057	1.37
	755	**$212,229,875**	**100.00**


COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 1 ($212,229,875 ARM Mortgage Loans)

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.500 - 2.999	2	$678,000	0.32
3.000 - 3.499	9	$2,569,989	1.21
3.500 - 3.999	20	$4,613,312	2.17
4.000 - 4.499	49	$14,824,605	6.99
4.500 - 4.999	96	$28,509,151	13.43
5.000 - 5.499	87	$27,307,379	12.87
5.500 - 5.999	100	$30,934,532	14.58
6.000 - 6.499	94	$27,273,957	12.85
6.500 - 6.999	110	$29,420,539	13.86
7.000 - 7.499	54	$13,753,908	6.48
7.500 - 7.999	65	$16,703,861	7.87
8.000 - 8.499	30	$7,035,666	3.32
8.500 - 8.999	24	$5,915,086	2.79
9.000 - 9.499	9	$1,789,677	0.84
9.500 - 9.999	4	$575,775	0.27
10.000 - 10.499	2	$324,439	0.15
	755	**$212,229,875**	**100.00**

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	755	$212,229,875	100.00
	755	**$212,229,875**	**100.00**

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
20.01 - 25.00	2	$600,000	0.28
25.01 - 30.00	2	$763,965	0.36
30.01 - 35.00	1	$249,325	0.12
35.01 - 40.00	3	$1,059,000	0.50
40.01 - 45.00	3	$654,346	0.31
45.01 - 50.00	7	$2,599,418	1.22
50.01 - 55.00	11	$3,104,427	1.46
55.01 - 60.00	18	$5,745,326	2.71
60.01 - 65.00	22	$6,962,939	3.28
65.01 - 70.00	100	$34,491,477	16.25
70.01 - 75.00	61	$19,719,898	9.29
75.01 - 80.00	275	$75,830,314	35.73
80.01 - 85.00	25	$6,488,558	3.06
85.01 - 90.00	136	$33,867,231	15.96
90.01 - 95.00	85	$19,401,022	9.14
95.01 - 100.00	4	$692,629	0.33
	755	**$212,229,875**	**100.00**



COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 1 ($212,229,875 ARM Mortgage Loans)

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AL	1	$397,580	0.19
AZ	17	$3,651,187	1.72
CA	477	$147,735,817	69.61
CO	21	$5,461,751	2.57
CT	1	$354,458	0.17
DE	2	$379,900	0.18
DC	4	$960,836	0.45
FL	61	$11,378,230	5.36
HI	3	$1,536,283	0.72
IL	15	$5,578,489	2.63
IN	1	$499,000	0.24
KY	1	$126,265	0.06
LA	1	$71,018	0.03
ME	2	$436,002	0.21
MD	9	$2,822,267	1.33
MA	3	$1,014,393	0.48
MI	9	$1,357,985	0.64
MN	5	$1,074,592	0.51
MO	2	$372,511	0.18
NV	8	$1,486,643	0.70
NJ	15	$3,627,525	1.71
NM	2	$264,997	0.12
NY	8	$2,781,785	1.31
NC	4	$400,948	0.19
OH	1	$140,800	0.07
OK	1	$85,000	0.04
OR	8	$1,406,605	0.66
RI	1	$251,413	0.12
SC	9	$1,643,920	0.77
TN	1	$143,869	0.07
TX	13	$1,967,734	0.93
UT	7	$1,903,284	0.90
VT	1	$249,325	0.12
VA	21	$6,134,252	2.89
WA	20	$4,533,212	2.14
	755	$212,229,875	100.00


COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 1 ($212,229,875 ARM Mortgage Loans)

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	5	$1,034,920	0.49
781 - 800	20	$5,200,900	2.45
761 - 780	49	$12,189,616	5.74
741 - 760	65	$18,044,853	8.50
721 - 740	82	$23,296,131	10.98
701 - 720	90	$28,560,877	13.46
681 - 700	116	$35,840,474	16.89
661 - 680	101	$28,956,814	13.64
641 - 660	119	$31,797,948	14.98
621 - 640	60	$15,608,472	7.35
601 - 620	25	$6,693,720	3.15
581 - 600	12	$2,605,351	1.23
561 - 580	5	$1,291,031	0.61
541 - 560	1	$155,917	0.07
521 - 540	1	$200,365	0.09
501 - 520	2	$265,735	0.13
Missing	2	$486,750	0.23
	755	**$212,229,875**	**100.00**

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	502	$145,006,096	68.33
PUD	117	$34,967,005	16.48
CND	97	$21,152,547	9.97
4 FAMILY	12	$3,460,128	1.63
2 FAMILY	17	$3,318,386	1.56
3 FAMILY	7	$3,113,714	1.47
CND (HIGH RISE)	3	$1,212,000	0.57
	755	**$212,229,875**	**100.00**

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	391	$101,185,033	47.68
REFI/CASH-OUT	252	$74,326,029	35.02
REFI	112	$36,718,814	17.30
	755	**$212,229,875**	**100.00**



Group 1 ($212,229,875 ARM Mortgage Loans)

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OWNER OCC	638	$185,556,578	87.43
INV HOME	95	$20,756,847	9.78
2ND HOME	22	$5,916,451	2.79
	755	**$212,229,875**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REDUCED	267	$83,161,912	39.18
FULL	164	$43,637,162	20.56
NO RATIO	138	$37,934,099	17.87
NISA	111	$26,315,041	12.40
NINA	38	$11,794,667	5.56
SISA	37	$9,386,996	4.42
	755	**$212,229,875**	**100.00**

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.500 - 1.749	1	$249,325	0.12
1.750 - 1.999	2	$258,896	0.12
2.000 - 2.249	13	$3,479,397	1.64
2.250 - 2.499	19	$4,286,486	2.02
2.500 - 2.749	108	$30,299,481	14.28
2.750 - 2.999	191	$59,257,408	27.92
3.000 - 3.249	151	$44,971,594	21.19
3.250 - 3.499	83	$20,309,598	9.57
3.500 - 3.749	53	$13,463,436	6.34
3.750 - 3.999	33	$8,705,159	4.10
4.000 - 4.249	25	$6,590,251	3.11
4.250 - 4.499	5	$1,124,919	0.53
4.500 - 4.749	11	$2,705,567	1.27
4.750 - 4.999	14	$4,241,556	2.00
5.000 - 5.249	32	$9,454,734	4.45
5.250 - 5.499	5	$1,237,413	0.58
5.500 - 5.749	2	$454,502	0.21
5.750 - 5.999	1	$34,858	0.02
6.000 - 6.249	3	$540,550	0.25
6.250 - 6.499	1	$219,041	0.10
6.500 - 6.749	1	$155,917	0.07
6.750 - 6.999	1	$189,786	0.09
	755	**$212,229,875**	**100.00**



Group 1 ($212,229,875 ARM Mortgage Loans)

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
04/03	6	$680,387	0.32
05/03	2	$509,362	0.24
06/03	7	$1,649,122	0.78
07/03	54	$17,241,526	8.12
08/03	164	$46,820,606	22.06
09/03	130	$34,185,810	16.11
10/03	9	$2,855,600	1.35
07/04	1	$34,858	0.02
09/04	1	$222,907	0.11
11/04	1	$219,404	0.10
12/04	9	$2,954,448	1.39
01/05	60	$17,200,921	8.10
02/05	167	$41,591,364	19.60
03/05	57	$13,316,100	6.27
04/05	2	$413,200	0.19
12/05	2	$1,195,636	0.56
01/06	3	$1,865,330	0.88
02/06	14	$4,432,110	2.09
03/06	4	$1,573,300	0.74
12/07	1	$840,000	0.40
01/08	17	$7,761,357	3.66
02/08	30	$10,234,026	4.82
03/08	14	$4,432,500	2.09
	755	**$212,229,875**	**100.00**

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
6 or Less	372	$103,942,414	48.98
13 - 18	2	$257,765	0.12
19 - 24	296	$75,695,436	35.67
32 - 37	23	$9,066,377	4.27
56 - 61	62	$23,267,883	10.96
	755	**$212,229,875**	**100.00**


COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 1 ($212,229,875 ARM Mortgage Loans)

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
8.500 - 8.999	2	$678,000	0.32
9.000 - 9.499	9	$2,569,989	1.21
9.500 - 9.999	21	$4,968,312	2.34
10.000 - 10.499	54	$17,850,743	8.41
10.500 - 10.999	94	$29,062,576	13.69
11.000 - 11.499	79	$21,760,765	10.25
11.500 - 11.999	111	$33,472,852	15.77
12.000 - 12.499	102	$32,145,073	15.15
12.500 - 12.999	97	$25,820,822	12.17
13.000 - 13.499	43	$11,023,005	5.19
13.500 - 13.999	64	$15,646,155	7.37
14.000 - 14.499	28	$6,196,227	2.92
14.500 - 14.999	25	$6,372,377	3.00
15.000 - 15.499	10	$1,731,851	0.82
15.500 - 15.999	9	$1,490,080	0.70
16.000 - 16.499	6	$1,067,549	0.50
17.000 - 17.499	1	$373,500	0.18
	755	**$212,229,875**	**100.00**

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	361	$100,919,337	47.55
1.500	11	$3,023,076	1.42
3.000	383	$108,287,462	51.02
	755	**$212,229,875**	**100.00**

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	736	$207,698,930	97.87
1.500	19	$4,530,945	2.13
	755	**$212,229,875**	**100.00**



Group 1 ($212,229,875 ARM Mortgage Loans)

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	661	$183,226,869	86.33
5.001 - 6.000	19	$8,411,173	3.96
6.001 - 7.000	25	$8,050,296	3.79
7.001 - 8.000	30	$8,965,770	4.22
8.001 - 9.000	14	$2,685,751	1.27
9.001 - 10.000	6	$890,016	0.42
	755	**$212,229,875**	**100.00**

Original Principal Balances

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 0.01 to $ 50,000	1	$34,858	0.02
$ 50,000.01 to $ 100,000	38	$3,194,967	1.51
$ 100,000.01 to $ 150,000	106	$13,597,671	6.41
$ 150,000.01 to $ 200,000	109	$18,754,848	8.84
$ 200,000.01 to $ 250,000	119	$26,874,439	12.66
$ 250,000.01 to $ 300,000	115	$31,504,904	14.84
$ 300,000.01 to $ 350,000	78	$25,458,634	12.00
$ 350,000.01 to $ 400,000	59	$22,141,855	10.43
$ 400,000.01 to $ 450,000	43	$18,173,999	8.56
$ 450,000.01 to $ 500,000	24	$11,618,029	5.47
$ 500,000.01 to $ 550,000	16	$8,446,967	3.98
$ 550,000.01 to $ 600,000	15	$8,764,754	4.13
$ 600,000.01 to $ 650,000	13	$8,280,794	3.90
$ 650,000.01 to $ 700,000	2	$1,330,000	0.63
$ 700,000.01 to $ 750,000	6	$4,387,849	2.07
$ 750,000.01 to $ 800,000	2	$1,581,574	0.75
$ 800,000.01 to $ 850,000	4	$3,322,612	1.57
$ 900,000.01 to $ 950,000	2	$1,846,065	0.87
$ 950,000.01 to $1,000,000	3	$2,915,057	1.37
	755	**$212,229,875**	**100.00**



COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 2 ($12,819,482 Multi-Family Mortgage Loans)

Summary of Loans in Sample Calculation Pool
(As of Sample Pool Calculation Date)

			Range
Total Number of Loans		24	
Total Outstanding Balance		$12,819,482	
Average Loan Balance		$534,145	$212,778 to $1,385,833
WA Mortgage Rate		5.683%	5.000% to 6.750%
Net WAC		5.393%	4.710% to 6.460%
ARM Characteristics			
WA Gross Margin		2.907%	2.500% to 3.500%
WA Months to First Roll		50	35 to 60
WA First Periodic Cap		5.000%	5.000% to 5.000%
WA Subsequent Periodic Cap		1.000%	1.000% to 1.000%
WA Lifetime Cap		10.683%	10.000% to 11.750%
WA Lifetime Floor		5.683%	5.000% to 6.750%
WA Original Term (months)		359	300 to 360
WA Remaining Term (months)		358	299 to 360
WA Age (months)		1	0 to 1
WA LTV		68.33%	45.71% to 75.00%
WA FICO		721	
WA DTI%		27.06%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		100.00%	
Prepay Moves Exempted	Soft	2.10%	
	Hard	97.90%	
	UNK	0.00%	
	No Prepay	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	72.24%	MULTI	100%	FULL	100%	PUR	59.33%	INV HM	100%	36	36.65%
OR	9.87%					REFI	20.92%			60	63.35%
AZ	9.54%					REFI/CO	19.75%				
WA	8.34%										



Group 2 ($12,819,482 Multi-Family Mortgage Loans)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3/27 LIB6M	10	$4,698,536	36.65
5/25 LIB6M	14	$8,120,946	63.35
	24	**$12,819,482**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 200,000.01 to $ 250,000	1	$212,778	1.66
$ 250,000.01 to $ 300,000	2	$544,152	4.24
$ 300,000.01 to $ 350,000	5	$1,572,493	12.27
$ 350,000.01 to $ 400,000	4	$1,539,528	12.01
$ 450,000.01 to $ 500,000	2	$954,002	7.44
$ 500,000.01 to $ 550,000	2	$1,055,648	8.23
$ 600,000.01 to $ 650,000	1	$637,500	4.97
$ 650,000.01 to $ 700,000	1	$654,627	5.11
$ 700,000.01 to $ 750,000	1	$722,235	5.63
$ 750,000.01 to $ 800,000	1	$773,300	6.03
$ 850,000.01 to $ 900,000	1	$899,104	7.01
$ 900,000.01 to $ 950,000	2	$1,868,283	14.57
> $1,000,000.00	1	$1,385,833	10.81
	24	**$12,819,482**	**100.00**

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.000 - 5.499	4	$3,221,807	25.13
5.500 - 5.999	12	$6,338,282	49.44
6.000 - 6.499	4	$1,980,138	15.45
6.500 - 6.999	4	$1,279,254	9.98
	24	**$12,819,482**	**100.00**

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
241 - 300	1	$274,618	2.14
301 - 360	23	$12,544,863	97.86
	24	**$12,819,482**	**100.00**

Group 2 ($12,819,482 Multi-Family Mortgage Loans)

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
45.01 - 50.00	2	$1,054,627	8.23
50.01 - 55.00	1	$324,320	2.53
55.01 - 60.00	2	$1,138,336	8.88
60.01 - 65.00	2	$583,969	4.56
65.01 - 70.00	6	$2,909,570	22.70
70.01 - 75.00	11	$6,808,660	53.11
	24	**$12,819,482**	**100.00**

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	2	$1,223,543	9.54
CA	15	$9,261,196	72.24
OR	4	$1,265,153	9.87
WA	3	$1,069,590	8.34
	24	**$12,819,482**	**100.00**

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
781 - 800	4	$1,773,655	13.84
761 - 780	1	$942,724	7.35
741 - 760	5	$1,972,985	15.39
721 - 740	2	$907,034	7.08
701 - 720	5	$2,631,505	20.53
681 - 700	4	$1,955,868	15.26
661 - 680	1	$1,385,833	10.81
641 - 660	2	$1,249,878	9.75
	24	**$12,819,482**	**100.00**

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
MULTI-FAMILY	24	$12,819,482	100.00
	24	**$12,819,482**	**100.00**


COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 2 ($12,819,482 Multi-Family Mortgage Loans)

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	13	$7,605,795	59.33
REFI	4	$2,681,475	20.92
REFI/CASH-OUT	7	$2,532,212	19.75
	24	**$12,819,482**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
INV HOME	24	$12,819,482	100.00
	24	**$12,819,482**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL	24	$12,819,482	100.00
	24	**$12,819,482**	**100.00**

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.500 - 2.749	2	$1,448,974	11.30
2.750 - 2.999	6	$4,336,593	33.83
3.000 - 3.249	11	$5,447,246	42.49
3.250 - 3.499	2	$685,727	5.35
3.500 - 3.749	3	$900,942	7.03
	24	**$12,819,482**	**100.00**

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
02/06	6	$2,712,786	21.16
03/06	4	$1,985,750	15.49
02/08	13	$7,720,946	60.23
03/08	1	$400,000	3.12
	24	**$12,819,482**	**100.00**



Group 2 ($12,819,482 Multi-Family Mortgage Loans)

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
32 - 37	10	$4,698,536	36.65
56 - 61	14	$8,120,946	63.35
	24	**$12,819,482**	**100.00**

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
10.000 - 10.499	4	$3,221,807	25.13
10.500 - 10.999	12	$6,338,282	49.44
11.000 - 11.499	4	$1,980,138	15.45
11.500 - 11.999	4	$1,279,254	9.98
	24	**$12,819,482**	**100.00**

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.000	24	$12,819,482	100.00
	24	**$12,819,482**	**100.00**

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	24	$12,819,482	100.00
	24	**$12,819,482**	**100.00**

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	2	$2,328,557	18.16
5.001 - 6.000	16	$8,629,638	67.32
6.001 - 7.000	6	$1,861,287	14.52
	24	**$12,819,482**	**100.00**



COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 2 ($12,819,482 Multi-Family Mortgage Loans)

Original Principal Balances

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 200,000.01 to $ 250,000	1	$212,778	1.66
$ 250,000.01 to $ 300,000	2	$544,152	4.24
$ 300,000.01 to $ 350,000	5	$1,572,493	12.27
$ 350,000.01 to $ 400,000	4	$1,539,528	12.01
$ 450,000.01 to $ 500,000	2	$954,002	7.44
$ 500,000.01 to $ 550,000	2	$1,055,648	8.23
$ 600,000.01 to $ 650,000	1	$637,500	4.97
$ 650,000.01 to $ 700,000	1	$654,627	5.11
$ 700,000.01 to $ 750,000	1	$722,235	5.63
$ 750,000.01 to $ 800,000	1	$773,300	6.03
$ 850,000.01 to $ 900,000	1	$899,104	7.01
$ 900,000.01 to $ 950,000	2	$1,868,283	14.57
$1,350,000.01 to $1,400,000	1	$1,385,833	10.81
	24	**$12,819,482**	**100.00**


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 3 ($300,001,026 Fixed Rate Mortgage Loans)

Summary of Loans in Sample Calculation Pool
(As of Sample Pool Calculation Date)

			Range
Total Number of Loans		1,468	
Total Outstanding Balance		$300,001,026	
Average Loan Balance		$204,360	$34,813 to $998,231
WA Mortgage Rate		6.819%	5.125% to 12.375%
Net WAC		6.493%	4.835% to 10.825%
WA Original Term (months)		341	180 to 360
WA Remaining Term (months)		340	175 to 360
WA Age (months)		1	0 to 10
WA LTV		73.93%	12.12% to 100.00%
WA FICO		697	513 to 810
WA DTI		37.30%	7.57% to 66.00%
Conforming		68.56%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		81.29%	
Prepay Moves Exempted	Soft	51.32%	
	Hard	29.97%	
	UNK	0.00%	
	No Prepay	18.71%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	49.69%	SFR	68.98%	REDUCED	43.91%	REFI/CO	42.71%	OWNER	82.93%	0	18.71%
FL	24.69%	PUD	14.44%	FULL	18.50%	PUR	33.59%	INV HM	14.33%	6	0.39%
NY	3.88%	CND	6.43%	NISA	14.34%	REFI	23.70%	2ND HM	2.74%	12	9.30%
TX	2.06%	2 FAMILY	4.17%	NO RATIO	8.52%					24	3.78%
NJ	1.64%	4 FAMILY	3.54%	SISA	7.65%					36	17.56%
										48	0.06%
										60	50.19%



Group 3 ($300,001,026 Fixed Rate Mortgage Loans)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
15Yr Fixed	125	$25,427,274	8.48
30/15 Fixed Balloon	30	$4,860,198	1.62
20Yr Fixed	10	$1,326,377	0.44
30Yr Fixed	1303	$268,387,177	89.46
	1468	**$300,001,026**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 0.01 to $ 50,000	2	$82,393	0.03
$ 50,000.01 to $ 100,000	276	$22,351,283	7.45
$ 100,000.01 to $ 150,000	374	$47,049,504	15.68
$ 150,000.01 to $ 200,000	273	$47,169,851	15.72
$ 200,000.01 to $ 250,000	164	$37,006,172	12.34
$ 250,000.01 to $ 300,000	114	$31,298,716	10.43
$ 300,000.01 to $ 350,000	76	$24,526,144	8.18
$ 350,000.01 to $ 400,000	67	$25,394,874	8.46
$ 400,000.01 to $ 450,000	42	$18,122,431	6.04
$ 450,000.01 to $ 500,000	27	$12,832,620	4.28
$ 500,000.01 to $ 550,000	13	$6,796,545	2.27
$ 550,000.01 to $ 600,000	10	$5,800,948	1.93
$ 600,000.01 to $ 650,000	11	$6,897,305	2.30
$ 650,000.01 to $ 700,000	7	$4,772,105	1.59
$ 700,000.01 to $ 750,000	7	$5,175,571	1.73
$ 850,000.01 to $ 900,000	1	$866,426	0.29
$ 900,000.01 to $ 950,000	1	$906,969	0.30
$ 950,000.01 to $1,000,000	3	$2,951,170	0.98
	1468	**$300,001,026**	**100.00**



Group 3 ($300,001,026 Fixed Rate Mortgage Loans)

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
10.000 - 10.499	4	$498,118	0.17
10.500 - 10.999	4	$724,345	0.24
12.000 - 12.499	1	$103,998	0.03
5.000 - 5.499	11	$4,433,451	1.48
5.500 - 5.999	186	$50,131,946	16.71
6.000 - 6.499	301	$72,189,474	24.06
6.500 - 6.999	304	$63,384,476	21.13
7.000 - 7.499	206	$36,590,581	12.20
7.500 - 7.999	242	$38,607,468	12.87
8.000 - 8.499	82	$13,413,566	4.47
8.500 - 8.999	80	$12,981,605	4.33
9.000 - 9.499	22	$3,056,810	1.02
9.500 - 9.999	25	$3,885,189	1.30
	1468	**$300,001,026**	**100.00**

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
121 - 180	155	$30,287,472	10.10
181 - 240	10	$1,326,377	0.44
301 - 360	1303	$268,387,177	89.46
	1468	**$300,001,026**	**100.00**

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 20.00	6	$798,578	0.27
20.01 - 25.00	10	$2,178,044	0.73
25.01 - 30.00	10	$1,788,743	0.60
30.01 - 35.00	7	$1,011,292	0.34
35.01 - 40.00	18	$3,197,693	1.07
40.01 - 45.00	22	$4,419,670	1.47
45.01 - 50.00	35	$9,682,531	3.23
50.01 - 55.00	56	$12,890,330	4.30
55.01 - 60.00	66	$19,272,977	6.42
60.01 - 65.00	73	$17,745,132	5.92
65.01 - 70.00	190	$48,870,775	16.29
70.01 - 75.00	85	$16,858,340	5.62
75.01 - 80.00	416	$81,903,177	27.30
80.01 - 85.00	55	$8,524,468	2.84
85.01 - 90.00	230	$41,836,404	13.95
90.01 - 95.00	170	$26,439,699	8.81
95.01 - 100.00	19	$2,583,174	0.86
	1468	**$300,001,026**	**100.00**

Group 3 ($300,001,026 Fixed Rate Mortgage Loans)

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	17	$2,438,701	0.81
AR	1	$88,256	0.03
CA	591	$149,069,656	49.69
CO	13	$2,513,001	0.84
CT	9	$1,877,009	0.63
DE	1	$250,000	0.08
DC	2	$315,772	0.11
FL	482	$74,072,785	24.69
HI	18	$4,469,038	1.49
ID	2	$200,497	0.07
IL	16	$2,755,200	0.92
IN	7	$1,266,790	0.42
IA	2	$524,558	0.17
KS	2	$220,313	0.07
KY	2	$235,166	0.08
ME	1	$998,231	0.33
MD	13	$2,877,762	0.96
MA	11	$2,742,868	0.91
MI	25	$4,110,021	1.37
MN	4	$714,801	0.24
MO	6	$772,830	0.26
NV	23	$4,576,322	1.53
NJ	18	$4,927,728	1.64
NM	1	$119,200	0.04
NY	43	$11,633,848	3.88
NC	8	$995,807	0.33
OH	14	$1,753,610	0.58
OK	1	$77,243	0.03
OR	11	$1,567,108	0.52
PA	6	$1,069,934	0.36
RI	2	$210,357	0.07
SC	10	$1,615,685	0.54
TN	8	$1,168,332	0.39
TX	42	$6,179,319	2.06
UT	13	$1,547,912	0.52
VA	18	$4,346,990	1.45
WA	20	$4,869,303	1.62
WV	1	$118,700	0.04
WI	4	$710,375	0.24
	1468	**$300,001,026**	**100.00**


COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 3 ($300,001,026 Fixed Rate Mortgage Loans)

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	12	$3,117,604	1.04
781 - 800	71	$16,047,410	5.35
761 - 780	98	$21,972,612	7.32
741 - 760	139	$30,536,222	10.18
721 - 740	156	$36,186,570	12.06
701 - 720	148	$31,944,474	10.65
681 - 700	197	$41,238,680	13.75
661 - 680	187	$36,472,918	12.16
641 - 660	212	$39,743,958	13.25
621 - 640	144	$26,520,504	8.84
601 - 620	54	$8,235,321	2.75
581 - 600	27	$4,623,959	1.54
561 - 580	13	$1,790,036	0.60
541 - 560	3	$685,694	0.23
521 - 540	1	$149,914	0.05
501 - 520	2	$234,167	0.08
Missing	4	$500,984	0.17
	1468	**$300,001,026**	**100.00**

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	1009	$206,951,393	68.98
PUD	203	$43,309,256	14.44
CND	117	$19,286,378	6.43
2 FAMILY	66	$12,496,636	4.17
4 FAMILY	42	$10,630,045	3.54
3 FAMILY	23	$5,991,373	2.00
CND (HIGH RISE)	8	$1,335,946	0.45
	1468	**$300,001,026**	**100.00**

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REFI/CASH-OUT	610	$128,122,464	42.71
PUR	562	$100,778,108	33.59
REFI	296	$71,100,454	23.70
	1468	**$300,001,026**	**100.00**

Group 3 ($300,001,026 Fixed Rate Mortgage Loans)

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OWNER OCC	1148	$248,793,931	82.93
INV HOME	275	$42,981,841	14.33
2ND HOME	45	$8,225,255	2.74
	1468	**$300,001,026**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REDUCED	585	$131,739,425	43.91
FULL	251	$55,504,946	18.50
NISA	237	$43,009,779	14.34
NO RATIO	126	$25,554,626	8.52
SISA	131	$22,949,566	7.65
NINA	137	$20,939,440	6.98
LISA	1	$303,244	0.10
	1468	**$300,001,026**	**100.00**